UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Orchids Paper Products Company

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

68572N104

(CUSIP Number)

68572N104

(Name, Address and Telephone Number of Person

Authorized to receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68572N104

1.	Names of Reporting Persons Mario Armando Garcia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000 (1)

	8.	Shared Voting Power 686,083 (2)

	9.	Sole Dispositive Power 20,000 (1)

	10.	Shared Dispositive Power 686,083 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 706,083

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes the option to purchase 5,000 shares of Common Stock awarded to Mr. Garcia on June 10, 2014, the option to purchase 5,000 shares of Common Stock awarded to Mr. Garcia on May 4, 2015, the option to purchase 5,000 shares of Common Stock awarded to Mr. Garcia on May 11, 2016, and the option to purchase 5,000 shares of Common Stock awarded to Mr. Garcia on May 1, 2017.

(2) Fabrica de Papel San Francisco, S. A. de C.V. (“Fabrica”) holds 686,083 of the Shares reported on this Schedule 13D. Mr. Garcia is the indirect controlling shareholder of Fabrica and serves as President of Fabrica.

(3) Based on 10,302,891 shares of Common Stock of the Issuer outstanding at March 1, 2017, as reported in the Issuer’s annual report on Form 10-K/A for the year ended December 31, 2016, filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2017.

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CUSIP No. 68572N104

1.	Names of Reporting Persons Fabrica de Papel San Francisco, S.A. de C.V.(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 686,083 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 686,083 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 686,083

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Fabrica holds 686,083 of the Shares reported on this Schedule 13D. Mr. Garcia is the president and controlling shareholder of Group Industrial Garcia Franco, SA C.V., which is the controlling shareholder of Fabrica. In addition, Mr. Garcia is the president of Fabrica.

(2) Based on 10,302,891 shares of Common Stock of the Issuer outstanding at March 1, 2017, as reported in the Issuer’s annual report on Form 10-K/A for the year ended December 31, 2016, filed with the Commission on March 30, 2017.

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       The Reporting Persons (as defined below) are jointly filing this Amendment No. 1 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on June 13, 2014 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) – (c) This statement is filed jointly by the following reporting persons (together, the “Reporting Persons”) as permitted by Rule 13d-1(k) promulgated by the Commission under Section 13 of the Securities Exchange Act of 1934. The Reporting Persons are:

Mario Armando Garcia Franco (“Mr. Garcia”)

Fabrica de Papel San Francisco, S.A. de C.V. (“Fabrica”)

The business address of each of the Reporting Persons is km 55 Blvd. Lopez Mateos, Mexicali Baja California, Mexico.

Mr. Garcia is president of Fabrica, which is a tissue manufacturer with its principal executive offices located at KM S.S. Blvd Lopez, Mateos, Mexicali, B.C. Mexico.

(d) – (e) Each of the Reporting Persons states that the respective Reporting Person has not, during the last five years been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Garcia is a citizen of Mexico.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following Information:

On September 9, 2016, Fabrica and the Issuer entered into an Amended and Restated Escrow Agreement, dated as of September 9, 2016 (the “Amended and Restated Fabrica Escrow Agreement”). In connection with the Amended and Restated Fabrica Escrow Agreement, Elgin Finance & Investment Corp. (“Elgin”) transferred 274,433 Shares to Fabrica. Mr. Garcia is president of Elgin.

On May 4, 2015, the Issuer granted Mr. Garcia an option to acquire 5,000 Shares pursuant to the Orchids Paper Products Company 2014 Stock Incentive Plan, which option vested immediately upon grant.

On May 11, 2016, the Issuer granted Mr. Garcia an option to acquire 5,000 Shares pursuant to the Orchids Paper Products Company 2014 Stock Incentive Plan, which option vested immediately upon grant.

On May 1, 2017, the Issuer granted Mr. Garcia an option to acquire 5,000 Shares pursuant to the Orchids Paper Products Company 2014 Stock Incentive Plan, which option vested immediately upon grant.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following Information:

On May 11, 2017, the Reporting Persons filed a Form 144 with the Commission disclosing its intent to sell up to 215,000 Shares and, from May 12, 2017 to May 22, 2017 (inclusive of both dates), the Reporting Persons have sold all 215,000 Shares.

Item 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) & (b). The information from lines 7-11 of the cover page, inclusive, and line 13 of the cover pages of this Schedule 13D corresponding to each of the Reporting Persons is incorporated in this Item 5 by reference.

(c)

(i) On September 9, 2016, in connection with the Elgin Agreement as described in Item 3 above, Fabrica acquired 274,433 Shares from Elgin.

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(ii) The Reporting Persons have effected the following transactions in the Shares in open market sales:

Date	No. of Common Shares	Average Common Share Sale Price
May 12, 2017	15,000	$16.338
May 15, 2017	20,000	$14.925
May 15, 2017	30,000	$14.878
May 16, 2017	10,000	$13.618
May 16, 2017	20,000	$13.820
May 16, 2017	20,000	$13.908
May 17, 2017	25,000	$13.267
May 17, 2017	5,000	$13.609
May 17, 2017	5,000	$13.392
May 18, 2017	15,000	$13.135
May 18, 2017	10,000	$13.165
May 19, 2017	10,000	$13.196
May 19, 2017	5,000	$13.273
May 19, 2017	5,000	$13.244
May 19, 2017	5,000	$13.296
May 22, 2017	5,000	$13.319
May 22, 2017	5,000	$13.478
May 22, 2017	5,000	$13.508

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6—Escrow Agreements of the Schedule 13D is hereby amended in its entirety to read as follows:

Escrow Agreements

In connection with the closing of the Purchase Agreement, Fabrica and the Issuer entered into an escrow agreement (the “Fabrica Escrow Agreement”). Pursuant to the terms of the Supply Agreement and the Purchase Agreement, an aggregate of 411,650 Shares received by Fabrica are held in an escrow account until June 2024, which is ten (10) years following the Closing Date (the “Termination Fee Escrow Account”), to satisfy a portion of the $100 million in liquidated damages payable by Fabrica in the event of a termination of the Supply Agreement due to (i) a material breach as a result of intentional, willful or grossly negligent conduct by Fabrica, (ii) a breach of Fabrica’s covenant not to compete, or (iii) a voluntary filing of bankruptcy by Fabrica.

In addition, on September 9, 2016, in connection with the execution of the Amended and Restated Fabrica Escrow Agreement, 274,433 Shares previously held by Elgin in a separate escrow account were transferred to Fabrica and subsequently to the Termination Fee Escrow Account. As a result, a total of 686,083 Shares are currently held in the Termination Fee Escrow Account. All 686,083 Shares will be held in escrow until June 2024.

Item 6—Lockup Agreements of the Schedule 13D is hereby amended in its entirety to read as follows:

Lockup Agreement

In connection with the Purchase Agreement, the Issuer entered into a Lockup Agreement with Fabrica (the “Lockup Agreement”). Pursuant to the terms of the Lockup Agreement, Fabrica agrees not to offer, sell, contract to sell, pledge or otherwise dispose of or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any of the Shares, or publicly announce an intention to effect any such transaction, until June 2024, or upon the prior written consent of the Issuer. All 686,083 Shares held in the Termination Fee Escrow Account are subject to this lockup.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2017	By:	/s/ Mario Armando Garcia
Mario Armando Garcia

FABRICA DE PAPEL SAN FRANCISCO, S.A. DE C.V.

Date: May 22, 2017	By:	/s/ Mario Armando Garcia
Mario Armando Garcia

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